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July 13, 2007
VIA EDGAR
Ms. Jennifer Goeken
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Diamond Offshore Drilling, Inc. Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the fiscal quarter ended March 31, 2007 File No. 001-13926
Dear Ms. Goeken:
     On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter are (i) the Company’s memorandum of response to the comment letter, dated July 6, 2007 (the “Comment Letter”), from the staff of the Division of Corporation Finance to the Company and (ii) the written acknowledgement from the Company requested by the Comment Letter.
     If you have any questions or comments concerning this matter, please contact me.
Very truly yours,
/s/ Shelton M. Vaughan
Shelton M. Vaughan
smv
Attachments

cc:	William C. Long, Esq. Senior Vice President, General Counsel and Secretary Diamond Offshore Drilling, Inc.

Duane Morris llp

3200 SOUTHWEST FREEWAY, SUITE 3150 HOUSTON, TX 77027-7534	PHONE: 713.402.3900 FAX: 713.402.3901

[Letterhead of Diamond Offshore Drilling, Inc.]
July 13, 2007
VIA EDGAR
Ms. Jennifer Goeken
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Diamond Offshore Drilling, Inc. Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the fiscal quarter ended March 31, 2007 File No. 001-13926
Dear Ms. Goeken:
Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated July 6, 2007 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended March 31, 2007 (File No. 001-13926) (collectively, the “Reports”).
The Company acknowledges, in connection with the Company’s response to the Comment Letter, that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Reports;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this matter to the Company’s counsel, Shelton Vaughan, at (713) 402-3906.
Very truly yours,
/s/ William C. Long
William C. Long
Senior Vice President, General Counsel and Secretary

cc:	Shelton M. Vaughan (via facsimile 713-402-3901) Duane Morris LLP

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DIAMOND OFFSHORE DRILLING, INC.
(the “Registrant”)

Memorandum of Response
to
Comments of the Securities and Exchange Commission
regarding
the Registrant’s
Form 10-K for the fiscal year ended December 31, 2006
Filed February 23, 2007
and
Form 10-Q for the fiscal quarter ended March 31, 2007
Filed April 30, 2007
(File No. 001-13926)
July 13, 2007

General
     This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated July 6, 2007 concerning our Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2007 (File No. 001-13926) (collectively, the “Reports”).
     The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Report. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the respective Report.

Response to Staff Comments
Form 10-K for the fiscal year ended December 31, 2006
Selected Financial Data, page 18
1.	We note from your footnote two disclosure that earnings in your ratio of earnings to fixed charges calculation “represent income from continuing operations plus income taxes and fixed charges.” Based on your inclusion of income taxes, it does not appear that your ratio is calculated in accordance with Item 503 of Regulation S-K. Please revise your presentation to comply with Item 503 of Regulation S-K or revise the title of this measure and include the non-GAAP disclosure required by Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, please note that the ratio of earnings to fixed charges was calculated in accordance with Item 503 of Regulation S-K. The accuracy of the calculation of the ratio of earnings to fixed charges is evidenced by the computation disclosure set forth in Exhibit 12.1 to the Form 10-K. The calculation excludes income taxes and was made in accordance with the requirements of Item 503 of Regulation S-K. In reviewing the description of the calculation included in the footnote to the Selected Financial Data table on page 18, however, we recognize that this description could be improved to indicate more clearly that the ratio was calculated in accordance with Item 503 of Regulation S-K.

In light of the accuracy of this calculation and the computation disclosure set forth in Exhibit 12.1 to the Form 10-K, we believe that amending the Form 10-K to revise this presentation would not result in a material revision. Accordingly, we propose to revise the description of the calculation prospectively, in our Form 10-K for the fiscal year ending December 31, 2007.
Form 10-Q for the fiscal quarter ended March 31, 2007
2.	You disclose that your officers concluded that your disclosure controls and procedures “were effective as of March 31, 2007 to ensure that required information is disclosed on a timely basis in our reports filed or furnished under the Exchange Act.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

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Response: In response to the Staff’s comment, we confirm that our officers’ conclusions as to the effectiveness of our disclosure controls and procedures as of March 31, 2007 would not have changed based on the more comprehensive definition in Rule 13a-15(e). We will revise the related paragraph in our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2007, and we anticipate that such paragraph will read as follows:
Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, participated in an evaluation by our management of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2007. Based on their participation in that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of June 30, 2007.

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